January 27, 2005

Mail Stop 0409

Shabi S. Asghar
President and Co-Chief Executive Officer
ECC Capital Corporation
1833 Alton Parkway
Irvine, CA 92606

Re:	ECC Capital Corporation
      Amendment No. 3 to Registration Statement on Form S-11
      Filed January 20, 2004
      Registration No. 333-118253

Dear Mr. Asghar:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Page references below refer to the marked bound copy of the
S-11
you provided to us via mail.

General

Directed Share Program Materials

1. We have reviewed your response to our prior comment number 3; however we continue to believe that it is not clear, in the fourth paragraph, that a potential purchaser may decline to accept shares when they are contacted by FBR after the registration statement has become effective. We do not believe that the general statement in the second sentence of your letter is specific enough to inform investors of their right to decline to purchase shares when they are contacted after pricing. Please revise or advise.

Risk Factors

2. In light of your November financial covenant breach newly disclosed on page 75 and your previously disclosed March covenant breach, please tell us what consideration you have given to inclusion of a risk factor describing these covenant breaches; including a discussion of their affect on your current debt instruments and credit rating as well as your ability to obtain credit in the future on favorable terms or at all.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, pages 54 - 85

Stock-Based Compensation, page 58

3. We note your response to our prior supplemental comment 1.
Please
revise your disclosure in your next amendment as follows:

* Revise your disclosure to eliminate any discussion of a discount taken due to lack of control.
* Revise your disclosure to clarify, if true, that the discount taken on the earnings multiples are due to differences between the Company and the comparable companies used in the analysis and that they do not represent an additional discount due to lack of marketability.

4. We note your new disclosure on page 75 regarding the November
2004
covenant breach related to your Countrywide Warehouse Lending facility. Please revise your disclosure in the final sentence of this paragraph to indicate whether you were in compliance in December
2004 with all of your credit facility covenants and whether you are currently in compliance with those covenants.

Exhibits

5. We note that a number of exhibits listed in the exhibit table have not yet been filed, many of which were entered into in 2003 and 2002.
Please file these exhibits with your next amendment and advise us as to why the company was unable to file these exhibits prior to commencing its roadshow. In addition, please file executed copies of your legal and tax opinions.

*  *  *  *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Robert Telewicz, Staff Accountant, at (202)
824-
5356 or Deborah Wilson, Branch Chief, at (202) 942-2956 if you
have
questions regarding comments on the financial statements and related
matters.  Please contact Amanda McManus, Attorney-Advisor, at
(202)
942-7184 or me at (202) 942-1972 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel


cc:	William J. Cernius, Esq. (via facsimile)
	Jeevan B. Gore, Esq. (via facsimile)
	Latham & Watkins LLP

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ECC Capital Corporation
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